UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 03, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye
we are one

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye", "the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Sibanye appoints head of the United States ("US") region

Westonaria, 3 July 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that Chris Bateman has been appointed as Executive Vice President: US Region. In addition to heading up the region and leading the team at the Stillwater Operations, Chris will also join the Sibanye executive committee.

Chris Bateman has served as Chief Financial Officer at Stillwater Mining Company since 2014. Prior to that, Chris worked for more than 18 years in the mining industry, gaining broad and diverse experience in the platinum, palladium, copper, uranium, diamonds and industrial minerals sectors. Prior to joining Stillwater Chris served as Chief Financial Officer at Turquoise Hill, Rio Tinto Diamonds and Minerals product group, Rio Tinto Iron and Titanium product group and Energy Resources of Australia. He has served on the boards of Richards Bay Minerals in South Africa, Oyu Tolgoi copper mine in Mongolia and QIT Madagascar Minerals in Madagascar.

Outgoing CEO of Stillwater, Mick McMullen, will transition into the role of Technical Advisor until year end, 2018, thereby ensuring management and operational continuity and facilitating the integration of Stillwater into Sibanye. Under Mick and Chris' leadership, Stillwater significantly reduced costs through productivity improvements and positioned itself as a leading global PGM producer. Sibanye, with Stillwater enhancing its substantial South African PGM portfolio, is positioned to play a leading role in the international PGM industry.

"We are delighted to welcome Chris as head of the US region. Chris' extensive industry knowledge and experience will strengthen the Sibanye executive team and his collaborative leadership style and broad experience at executive level will facilitate a smooth integration of Stillwater into the broader Sibanye Group." Neal Froneman, CEO of Sibanye said.
ENDS

Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "forecast", "expect", "plans", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 03, 2017

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer